

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

February 4, 2016

Mr. Enrico Digirolamo
Chief Financial Officer
Covisint Corporation
26533 Evergreen Road, Suite 500
Southfield, Michigan 48076

> **Re: Covisint Corporation
> Form 10-K for the Fiscal Year Ended March 31, 2015
> Filed May 27, 2015
> File No. 001-36088**

Dear Mr. Digirolamo:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kathleen Collins

      Kathleen Collins
      Accounting Branch Chief
      Office of Information Technologies
      and Services